UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 03 August 2018

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	CHRIS KENNEDY (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTOR
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	AWARD OF SHARE OPTIONS OVER 1,759 ORDINARY SHARES UNDER THE MICRO FOCUS SHARESAVE PLAN 2006
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£10.23 PER ORDINARY SHARE	1,759 ORDINARY SHARES
d)	Aggregated information - Aggregated volume - Price - Total	1,759 ORDINARY SHARES £10.23 PER ORDINARY SHARE (TEN POUNDS, 23 PENCE) £17,994.57 (SEVENTEEN THOUSAND, NINE HUNDRED AND NINETY FOUR POUNDS, FIFTY SEVEN PENCE)
e)	Date of the transaction	3 AUGUST 2018
f)	Place of the transaction	LONDON STOCK EXCHANGE XLON

1  NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 03 August, 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer